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                              January 5, 2021

       Frank Igwealor
       Chief Executive Officer
       Kid Castle Educational Corporation
       370 Amapola Ave., Suite 200A
       Torrance, California 90501

                                                        Re: Kid Castle
Educational Corporation
                                                            Amended
Registration Statement on Form 10
                                                            Filed December 16,
2020
                                                            File No. 000-56174

       Dear Mr. Igwealor:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Amended Registration Statement on Form 10

       Business, page 5

   1. We note your response to prior comment 1 and are unable locate your revisions in your filing. Please revise
your filing to provide the requested information regarding the
                                                        Community Economic
Development Capital and GiveMePower transactions, for example, by including in your
filing the relevant contents of your response letter. In addition, please file all
material agreements related to these transactions, or tell us why you are not required to do so.
       General

   2. We note your response to prior comment 5; however, spin-off transactions may take a variety of different
forms. As such, please revise to describe in detail, as previously requested, the spin-off
of shares to the shareholders of Cannabinoid Biosciences, Inc. If you are unable to
provide a detailed legal and factual analysis of the transaction, please
 Frank Igwealor
Kid Castle Educational Corporation
January 5, 2021
Page 2
      tell us why. In this regard, we note for example that you have not explained how shares were apportioned to the shareholders of Cannabinoid, whether shareholders paid additional consideration, whether you relied on an exemption and upon what basis, who the significant shareholders of Cannabinoid were following the spin-off, and other relevant factual and legal matters necessary to understand the transaction. The subsequent sale of Cannabinoid to the company is also described in insufficient detail. Please revise accordingly. In addition, please file all material agreements related to these transactions, or tell us why you are not required to do so. Refer to Staff Legal Bulletin No. 4.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Patrick Kuhn at (202) 551-3308 or Doug Jones at (202) 551-3309 if you
have questions regarding comments on the financial statements and related matters. Please contact Daniel Morris at (202) 551-3314 or Lilyanna Peyser at (202) 551-3222 with any other questions.



                                                            Sincerely,
FirstName LastNameFrank Igwealor
                                                            Division of
Corporation Finance
Comapany NameKid Castle Educational Corporation
                                                            Office of Trade &
Services
January 5, 2021 Page 2
cc:       Mary Shea, Esq.
FirstName LastName